UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

VIPSHOP HOLDINGS LIMITED
(Name of Issuer)
Ordinary Shares, $0.0001 par value per share
(Title of Class of Securities)
92763W103
(CUSIP Number)
Sequoia Capital China II, L.P. Suite 2215 Two Pacific Place 88 Queensway Hong Kong, PRC Attention: Neil Nanpeng Shen Telephone: 852 2501-8989
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with copies to: Craig Marcus Ropes & Gray LLP 800 Boylston Street Boston, Massachusetts 02199 (617) 951-7802
March 19, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
This Schedule 13D (this “Statement”) constitutes Amendment No. 1 of the Schedule 13D on behalf of Sequoia Capital China II, L.P., Sequoia Capital China Partners Fund II, L.P., Sequoia Capital China Principals Fund II, L.P., Sequoia Capital China Management II, L.P., Sequoia Capital 2010 CV Holdco, Ltd., Sequoia Capital China Venture 2010 Fund, L.P., Sequoia Capital China Venture 2010 Partners Fund, L.P., Sequoia Capital China Venture 2010 Principals Fund, L.P., SC China Venture 2010 Management, L.P., SC China Holding Limited, SNP China Enterprises Limited, and Neil Nanpeng Shen.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92763W103	SCHEDULE 13D/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China II, L.P. IRS Identification No. 26-0204241
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)  (b) 
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,629,566
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,629,566

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,629,566
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	
13.	Percent of Class Represented by Amount in Row (11) 8.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 92763W103	SCHEDULE 13D/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Partners Fund II, L.P. IRS Identification No. 98-0577551
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)  (b) 
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 200,662
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 200,662

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 200,662
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 92763W103	SCHEDULE 13D/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Principals Fund II, L.P. IRS Identification No. 33-1190312
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)  (b) 
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,546,454
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,546,454

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,546,454
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	
13.	Percent of Class Represented by Amount in Row (11) 1.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 92763W103	SCHEDULE 13D/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Management II, L.P. IRS Identification No. 26-0204084
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)  (b) 
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,376,682
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,376,682

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,376,682
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	
13.	Percent of Class Represented by Amount in Row (11) 10.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 92763W103	SCHEDULE 13D/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital 2010 CV Holdco, Ltd. IRS Identification No. 98-0660286
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)  (b) 
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,205,590
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,205,590

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,205,590
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	
13.	Percent of Class Represented by Amount in Row (11) 6.5%
14.	Type of Reporting Person (See Instructions) OO

Page7 of 17

CUSIP No. 92763W103	SCHEDULE 13D/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Venture 2010 Fund, L.P. IRS Identification No. 98-0678098
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)  (b) 
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,205,590
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,205,590

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,205,590
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	
13.	Percent of Class Represented by Amount in Row (11) 6.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 92763W103	SCHEDULE 13D/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Venture 2010 Partners Fund, L.P. IRS Identification No. 98-0705138
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)  (b) 
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,205,590
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,205,590

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,205,590
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	
13.	Percent of Class Represented by Amount in Row (11) 6.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 92763W103	SCHEDULE 13D/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Venture 2010 Principals Fund, L.P. IRS Identification No. 98-0705154
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)  (b) 
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,205,590
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,205,590

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,205,590
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	
13.	Percent of Class Represented by Amount in Row (11) 6.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 92763W103	SCHEDULE 13D/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SC China Venture 2010 Management, L.P. IRS Identification No. 98-0678096
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)  (b) 
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,205,590
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,205,590

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,205,590
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	
13.	Percent of Class Represented by Amount in Row (11) 6.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 92763W103	SCHEDULE 13D/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SC China Holding Limited IRS Identification No. – N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)  (b) 
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 18,582,272
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,582,272

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,582,272
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	
13.	Percent of Class Represented by Amount in Row (11) 16.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 92763W103	SCHEDULE 13D/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SNP China Enterprises Limited IRS Identification No. – N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)  (b) 
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 18,582,272
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,582,272

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,582,272
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	
13.	Percent of Class Represented by Amount in Row (11) 16.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 92763W103	SCHEDULE 13D/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Neil Nanpeng Shen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)  (b) 
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	
6.	Citizenship or Place of Organization Hong Kong SAR

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 18,582,272
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,582,272

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,582,272
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	
13.	Percent of Class Represented by Amount in Row (11) 16.8%
14.	Type of Reporting Person (See Instructions) IN

     Except as set forth below, the initial Schedule 13D that was filed on April 9, 2012 remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in such previous Schedule 13D.  The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The information set forth in the Exhibits attached hereto and to the initial Schedule 13D filing is expressly incorporated herein by reference and the response to each Item of this Statement is qualified in its entirety by the provisions of such Exhibits.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is amended by deleting the first paragraph in its entirety and replacing it with the following:

     As previously reported by the Reporting Persons on this Schedule 13D, the aggregate number of Ordinary Shares beneficially owned by the Reporting Persons was 20,032,272, consisting of (a) 9,187,500 Ordinary Shares issued upon conversion of outstanding series A preferred shares, $0.0001 par value per share (the “Class A Preferred Shares”), for which aggregate consideration of $9,187,500 has been paid, (b) 7,767,852 Ordinary Shares issued upon conversion of outstanding series B preferred shares, $0.0001 par value per share (the “Class B Preferred Shares”), for which aggregate consideration of $25,249,636 has been paid, and (c) 3,076,920 Ordinary Shares in the form of American Depository Shares (“ADSs”), for which aggregate consideration of approximately $10 million has been paid.  Every one ADS represents two Ordinary Shares.  On March 19, 2013, certain Reporting Persons sold an aggregate of 1,450,000 Ordinary Shares in the form of 725,000 ADSs as further described in Item 4 below.  Following such sale transaction, the aggregate number of Ordinary Shares beneficially owned by the Reporting Persons is 18,582,272.  The source of the funds used to purchase the Ordinary Shares, Class A Preferred Shares and Class B Preferred Shares described above is capital contributions by the partners of such Reporting Persons and the available funds of such entities.

ITEM 4.	PURPOSE OF TRANSACTION.

     Item 4 is amended by adding the following as a new paragraph after the second paragraph thereof:

     On March 19, 2013, SCC II, SCC PTRS II, SCC PF II and SC CV HOLD sold an aggregate of 1,450,000 Ordinary Shares in the form of 725,000 ADSs in an underwritten public offering by Vipshop and certain of its stockholders (the “2013 Offering”) at a price per ADS of $22.98 (net of underwriting discounts and commissions, but before expenses), pursuant to an underwriting agreement, dated March 13, 2013, by and among  Vipshop, the selling shareholders named therein, Goldman Sachs (Asia) L.L.C., Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC (the “Underwriting Agreement”).  SCC II sold 744,014 Ordinary Shares in the form of 372,007 ADSs for aggregate consideration of $8,548,721, SCC PTRS II sold 18,732 Ordinary Shares in the form of 9,366 ADSs for aggregate consideration of $215,231, SCC PF II sold 124,992 Ordinary Shares in the form of 62,496 ADSs for aggregate consideration of $1,436,158, and SC CV HOLD sold 562,262 Ordinary Shares in the form of 281,131 ADSs for aggregate consideration of $6,460,390.    Following such sales, the aggregate number of Ordinary Shares beneficially owned by the Reporting Persons is 18,582,272.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated in its entirety to read as follows:

             The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) The aggregate number of Ordinary Shares and the percentage of total outstanding Ordinary Shares beneficially owned by the Reporting Persons is set forth below.  References to percentage ownerships of Ordinary Shares in this Statement are based upon 110,300,505 Ordinary Shares stated to be outstanding as of immediately following consummation of the 2013 Offering in Vipshop’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on March 14, 2013.  The Reporting Persons may be deemed to beneficially own an aggregate of 18,582,272 Ordinary Shares, which constitutes approximately 16.8% of Vipshop’s Ordinary Shares, calculated in accordance with Rule 13d-3 under the Act.  The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

SCC II beneficially owns 9,629,566 Ordinary Shares, which represents approximately 8.7% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC PTRS II beneficially owns 200,662 Ordinary Shares, which represents approximately 0.2% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC PF II beneficially owns 1,546,454 Ordinary Shares, which represents approximately 1.4% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC MGMT II, as the general partner of each of SCC II, SCC PTRS II and SCC PF II, may be deemed to beneficially own an aggregate of 11,376,682 Ordinary Shares, which represents approximately 10.3% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC CV HOLD beneficially owns 7,205,590 Ordinary Shares, which represents approximately 6.5% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC VENTURE, as a parent company of SC CV HOLD, may be deemed to beneficially own 7,205,590 Ordinary Shares, which represents approximately 6.5% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC VENTURE PTRS, as a parent company of SC CV HOLD, may be deemed to beneficially own 7,205,590 Ordinary Shares, which represents approximately 6.5% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC VENTURE PF, as a parent company of SC CV HOLD, may be deemed to beneficially own 7,205,590 Ordinary Shares, which represents approximately 6.5% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC VENTURE MGMT, as the general partner of SCC VENTURE, SCC VENTURE PTRS and SCC VENTURE PF, may be deemed to beneficially own 7,205,590 Ordinary Shares, which represents approximately 6.5% of the outstanding Ordinary A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC HOLD, as the general partner of each of SCC MGMT II and SCC VENTURE MGMT, may be deemed to beneficially own an aggregate of 18,582,272 Ordinary Shares, which represents approximately 16.8% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SNP, which is the parent company of SCC HOLD, may be deemed to beneficially own an aggregate of 18,582,272 Ordinary Shares, which represents approximately 16.8% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

Neil Nanpeng Shen, who wholly owns and is the sole director of SNP, may be deemed to beneficially own an aggregate of 18,582,272 Ordinary Shares, which represents approximately 16.8% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act.  As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole.  The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by another member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of Ordinary Shares as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof.  The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c)  Except with respect to the sale of Ordinary Shares by the Reporting Persons in the 2013 Offering as more fully described in Items 3 and 4, the Reporting Persons have not effected any transactions in the Ordinary Shares during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended by adding the following after the final paragraph thereof:

2013 Offering

SCC II, SCC PTRS II, SCC PF II and SC CV HOLD sold an aggregate of 1,450,000 Ordinary Shares in the form of 725,000 ADSs in the 2013 Offering pursuant to the Underwriting Agreement dated March 13, 2013 by and among Vipshop, the selling shareholders named therein, Goldman Sachs (Asia) L.L.C., Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC.  The Underwriting Agreement contains customary representations, covenants and indemnification provisions.

In connection with the 2013 Offering, each of SCC II, SCC PTRS II, SCC PF II and SC CV HOLD entered into customary lock-up agreements (each a “Lock-Up Agreement”) pursuant to which such Reporting Persons agreed with the representatives of the underwriters that, for a period of 90 days after the date of the prospectus relating to the 2013 Offering, they will not (i) offer, pledge, sell, contract to sell,  sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any Ordinary Shares or ADSs or any securities convertible into or exercisable or exchangeable for such Ordinary Shares or ADSs, (ii) enter into a transaction which would have the same effect, or enter into any swap, hedge, or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares, ADSs or any other securities of Vipshop that are substantially similar to the Ordinary Shares or ADSs, or any options or warrants to purchase any of the Ordinary Shares or ADSs, or any securities convertible into, exchangeable for or that directly by it or with respect to which it has beneficial ownership within the rules and regulations of the SEC, whether any of these transactions is to be settled by delivery of Ordinary Shares or ADSs or such other securities, in cash or otherwise, or (iii) publicly disclose the intention to make any such offer, sale, pledge, or disposition, or enter into any such transaction, swap, hedge, or other arrangement.  The restrictions described above do not apply to (A) the sale of Ordinary Shares or ADSs in the 2013 Offering or (B) certain other transfers of Ordinary Shares or ADSs, including transfers pursuant to gifts, by will or intestacy or to immediate family members, trusts, partners, members or controlled affiliates where each transferee signs and delivers a similar lock-up agreement to the representatives of the underwriters of the 2013 Offering.

In addition, each of SCC II, SCC PTRS II, SCC PF II and SC CV HOLD agreed in the Lock-Up Agreement that, without the prior written consent of the representatives on behalf of the underwriters, it will not, during the period ending 90 days after the date of the prospectus relating to the 2013 Offering, make any demand for or exercise any right with respect to, the registration of any Ordinary Shares or ADSs or any security convertible into or exercisable or exchangeable for Ordinary Shares or ADSs.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description
1
Joint Filing Agreement dated as of April 6, 2012, by and among SCC II, SCC PTRS II, SCC PF II, SCC MGMT II, SC CV HOLD, SC VENTURE, SC VENTURE PTRS, SC VENTURE PF, SC VENTURE MGMT, SCC HOLD, SNP and Neil Nanpeng Shen (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on April 9, 2012).

2
Amended and Restated Shareholders’ Agreement, dated as of April 11, 2011, by and among Vipshop, SCC II, SCC PTRS II, SCC PF II, SC CV HOLD and certain other parties (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-1 of Vipshop, filed on February 17, 2012).

3

Share Subscription Agreement, dated as of January 24, 2011, by and among Vipshop, SCC II, SCC PTRS II, SCC PF II and certain other parties (incorporated by reference to Exhibit 3 to the Schedule 13D filed by the Reporting Persons on April 9, 2012).

4

Share Subscription Agreement, dated as of April 11, 2011, by and among Vipshop, SC CV HOLD and certain other parties (incorporated by reference to Exhibit 4.5 to Amendment No. 1 to the Registration Statement on Form F-1 of Vipshop, filed on March 9, 2012).

5
Form of Underwriting Agreement (including a form of Lock-Up Agreement as Exhibit E thereto), by and among Vipshop, the selling shareholders named therein, Goldman Sachs (Asia) L.L.C., Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC (incorporated by reference to Exhibit 1.1 to Amendment No. 2 to the Registration Statement on Form F-1 of Vipshop, filed on March 11, 2013).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  March 19, 2013

SEQUOIA CAPITAL CHINA II, L.P. SEQUOIA CAPITAL CHINA PARTNERS FUND II, L.P. SEQUOIA CAPITAL CHINA PRINCIPALS FUND II, L.P.

By:  Sequoia Capital China Management II, L.P.
A Cayman Islands exempted limited partnership,
General Partner of Each

By:  SC China Holding Limited
A Cayman Islands limited liability company
Its General Partner

/s/ Kok Wai Yee

Name: Kok Wai Yee
Title: Authorized Signatory

SEQUOIA CAPITAL CHINA MANAGEMENT II, L.P.

By: SC China Holding Limited A Cayman Islands limited liability company Its General Partner /s/ Kok Wai Yee
Name: Kok Wai Yee
Title: Authorized Signatory

SEQUOIA CAPITAL 2010 CV HOLDCO, LTD.

/s/ Kok Wai Yee
Name: Kok Wai Yee
Title: Authorized Signatory

SEQUOIA CAPITAL CHINA VENTURE 2010 FUND, L.P. SEQUOIA CAPITAL CHINA VENTURE 2010 PARTNERS FUND, L.P. SEQUOIA CAPITAL CHINA VENTURE 2010 PRINCIPALS FUND, L.P.

By:  SC China Venture 2010 Management, L.P.,
A Cayman Islands exempted limited partnership
Its General Partner

By:  SC China Holding Limited
A Cayman Islands limited liability company
General Partner of Each

/s/ Kok Wai Yee

Name: Kok Wai Yee
Title: Authorized Signatory

SC CHINA VENTURE 2010 MANAGEMENT, L.P.

By: SC China Holding Limited A Cayman Islands limited liability company Its General Partner /s/ Kok Wai Yee
Name: Kok Wai Yee
Title: Authorized Signatory
SC CHINA HOLDING LIMITED

/s/ Kok Wai Yee
Name: Kok Wai Yee
Title: Authorized Signatory

SNP CHINA ENTERPRISES LIMITED

/s/ Neil Nanpeng Shen
Name: Neil Nanpeng Shen
Title: Authorized Signatory

NEIL NANPENG SHEN

/s/ Neil Nanpeng Shen
Name: Neil Nanpeng Shen